Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzen City, 518109
People's Republic of China

April 20, 2007

By EDGAR Transmission and Messenger

Mr. Ronald E. Alper
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Winner Medical Group Inc. Amendment No. 7 to Registration Statement, Form SB-2 on Form S-1 Filed March 23, 2007 File No. 333-130473

Dear Mr. Alper:

On behalf of Winner Medical Group Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 11, 2007, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

On behalf of the Company, we have filed on April 20, 2007 an amendment to the Registration Statement (the “Amendment No. 9”) revised in response to the Staff’s comments with respect to this filing.

We are enclosing three (3) complete copies of Amendment No. 9 to the Registration Statement (including any related exhibits), which have been marked to show changes from Amendment No. 7 to the Registration Statement filed on March 23, 2007. We are also enclosing three (3) clean copies of Amendment No. 9 to the Registration Statement. Please be advised that, pursuant to your request, we have appropriately identified the latest registration statement as the ninth amendment.

For the convenience of the Staff, each of the Staff’s comments as set forth in the letter dated April 11, 2007 is included and is followed by the corresponding response of the Company. Please note that all page numbers, unless otherwise stated, refer to your comment letter. In addition, unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

As per our letter dated March 23, 2007, please be advised that an opinion of counsel with respect to the legality of the securities being registered pursuant to the Registration Statement is included as Exhibit 5.

Summary of Historical Financial Information, page 2

1.	Please revise to include information with respect to the most recent interim financial statements presented in the registration statement (i.e. - currently December 31, 2006).

Company’s Response:

We have complied with the Staff’s comment by revising the disclosure on page 3 of Amendment No. 9 by including the selected quarterly financial data with respect to the three months ended December 31, 2006.

Management’s Discussion and Analysis, page 14

2.
We note your response to comment eight of our letter dated February 28, 2007. As previously requested, please revise your disclosure to describe the nature of the transactions that comprise other operating income, net.

Company’s Response:

We have complied with the Staff’s comment by describing the nature of the transactions that comprise other operating income, net on pages 17 and 20 of Amendment No. 9.

3.
We note your response to comment nine of our letter dated February 28, 2007. Please revise to provide the selected quarterly financial data required by Item 302 of Regulation S-K as previously requested. Note that the required disclosures relate to summarized financial information derived from the statements of operations for each of the quarterly periods included within the two most recent fiscal years and any subsequent interim periods.

Company’s Response:

We have complied with the Staff’s comment by including the selected quarterly financial data with respect to the three months ended December 31, 2004 through December 31, 2006 on pages 12-14 of Amendment No. 9.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 755 2813 8888 or Simon Luk or Alex Shukhman of Heller Ehrman LLP, our outside securities counsel at (852) 2292-2222 or (213) 689-0200 respectively.

Sincerely, Winner Medical Group Inc.

By:	/s/ Jianquan Li
Jianquan Li Chief Executive Officer

cc:	Simon Luk, Heller Ehrman Alex Shukhman, Heller Ehrman